Exhibit 1.01

INSIGNIA SYSTEMS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Insignia Systems, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015.

These products, which are referred to in this Report collectively as the “Covered Products,” are a certain type of printed signage. These products are manufactured using printer toner that contains trace amounts of tin, a “conflict mineral” as discussed above.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the Covered Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any Conflict Minerals contained in the Covered Product originated in the Covered Countries and whether any Conflict Minerals contained in the Covered Products may be from recycled or scrap sources.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

The sole supplier of materials used to manufacture the Company’s Covered Products was identified and contacted directly to inquire if Conflict Minerals were present and critical to the functionality of those materials provided to the Company. The supplier returned to the Company a Conflict Minerals Reporting Template (the “CMRT”) developed by the Electronic Industry Citizenship Coalition and the Global Sustainability Initiative.  Based on the information disclosed on the CMRT, the Company compiled a list of smelters identified by our sole supplier of materials used to manufacture the Covered Products.

Due Diligence

Due Diligence Design and Framework

Because the Company could not determine that the tin in the Covered Product did not originate in a Covered Country or originated from recycled or scrap sources based on the response to the CMRT, the Company exercised due diligence on the source and chain of custody of the Conflict Minerals.  The Company’s due diligence measures have been designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance.  The Company’s policy is to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of Conflict Minerals in its Covered Products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2015, the Company’s Accounting Department, Operations Department, and Legal Counsel were involved in the due diligence process, which was overseen by the Chief Financial Officer.

The Company compared the smelter information received from its sole supplier of the toner containing the Conflict Minerals against the smelter lists developed and maintained by the Conflict-Free Sourcing Initiative (the “CFSI”) to determine the compliance status of each of the smelters that our supplier reported to us.

Due Diligence Results

The eight smelters reported by our sole supplier on its CMRT are listed in Appendix I below.  The Company was able to identify that each of these smelters was listed on the CFSI list as of May 25, 2016 and each of them had been deemed compliant with the Conflict-Free Smelter Program (“CFSP”) assessment protocols by an independent third party auditor, although the CFSI list reports that two of these smelters currently have a reaudit in progress.  Neither the Company nor our supplier has been able to identify the countries of origin of the tin in the Covered Products and therefore, the information received from our due diligence efforts is not sufficient to determine the origin of the tin in our Covered Products.  We are continuing to work with our supplier cooperatively to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.

APPENDIX I

Mineral	Smelter Name(1)	Country Location of Smelter
Tin	EM Vinto (2)	Bolivia
Tin	Malaysia Smelting Corporation (MSC) (3)	Malaysia
Tin	Mineração Taboca S.A. (4)	Brazil
Tin	Minsur (4)	Peru
Tin	Operaciones Metalurgical S.A. (4)	Bolivia
Tin	Thaisacro (4)	Thailand
Tin	White Solder Metalurgia e Mineração Ltda. (4)	Brazil
Tin	Yunnan Tin Company Limited (4)	China

(1)         Smelter names as reported by the CFSI as of 5/26/16

(2)         Smelter was certified as compliant with the CFSP assessment protocols through 11/26/15; smelter is currently undergoing a reaudit

(3)         Smelter was certified as compliant with the CFSP assessment protocols through 5/1/16; smelter is currently undergoing a reaudit

(4)         Smelter is currently certified as compliant with the CFSP assessment protocols